Dycom Investments, Inc.

11770 U.S. Highway 1, Suite 101

Palm Beach Gardens, FL 33408

January 8, 2013

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dycom Investments, Inc.

Registration Statement on Form S-4

Ladies and Gentlemen:

Dycom Investments, Inc. (the “Company”), a Delaware corporation, and Dycom Industries, Inc., a Florida corporation and the Company’s parent (“Dycom Industries”), and the undersigned subsidiaries of Dycom Industries (Dycom Industries and such subsidiaries, the “Guarantors”) filed a registration statement on Form S-4 on December 28, 2012, file number 333-185746 (the “Registration Statement”), with respect to the registration under the Securities Act of 1933, as amended (the “Securities Act”), of $90,000,000 aggregate principal amount of 7.125% Senior Subordinated Notes due 2021 (the “Exchange Notes”), in connection with the offer by the Company to exchange its Exchange Notes for all outstanding unregistered 7.125% Senior Subordinated Notes due 2021, issued on December 12, 2012 (the “Unregistered Notes,” and such exchange offer being the “Exchange Offer”). The Unregistered Notes are, and the Exchange Notes will be, fully and unconditionally guaranteed as to payment of principal and interest by the Guarantors. The associated filing fee for the Registration Statement in the amount of $13,074 is on deposit with the Securities and Exchange Commission.

The Company and the Guarantors make the following representations in connection with the Registration Statement:

1. The Company and the Guarantors are registering the Exchange Offer in accordance with interpretations by the staff of the Securities and Exchange Commission enunciated in interpretive letters such as those addressed to Exxon Capital Holdings Corporation (available May 13, 1988) (the “Exxon Capital Letter”), Morgan Stanley & Co. Incorporated (available June 5, 1991), Shearman & Sterling (July 2, 1993) and Brown & Wood LLP (February 7, 1997).

2. The Company and its affiliates have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and to the best of the Company’s and the Guarantors’ information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business, and is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in, the distribution of the Exchange Notes to be received in the Exchange Offer. Each tendering holder will be required to represent the foregoing in the letter of transmittal constituting part of the Exchange Offer (the “Letter of Transmittal”) (see paragraph 5 below).

3. The Company and the Guarantors will make each person participating in the Exchange Offer aware, through the prospectus included in the Registration Statement (the “Prospectus”), that any person who uses the Exchange Offer to participate in a distribution of the Exchange Notes (1) cannot rely on the position of the Commission Staff enunciated in the Exxon Capital Letter or similar letters and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the Exchange Notes. See “The Exchange Offer—Resale of the Exchange Notes” in the Prospectus. The Company and the Guarantors acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

4. The Company and the Guarantors will make each person participating in the Exchange Offer aware, through the Prospectus, that any broker-dealer who acquired Unregistered Notes for its own account and as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for the Unregistered Notes pursuant to the Exchange Offer, may be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act, which may be the Prospectus, as supplemented and amended from time to time, in connection with any resale of the Exchange Notes. See “Plan of Distribution” in the Prospectus.

5. The Company and the Guarantors will include in the Letter of Transmittal the following provisions (see pages 5 and 6 of Exhibit 99.1 to the Registration Statement):

“The undersigned Holder represents and warrants that

(a)	the exchange notes acquired pursuant to the exchange offer are being acquired in the ordinary course of business of the person receiving the exchange notes, whether or not the person is the Holder;

(b)	neither the undersigned Holder nor any other recipient of the exchange notes (if different than the Holder) is engaged in, intends to engage in, or has any arrangement or understanding with any person to participate in, the distribution of the unregistered notes or exchange notes;

(c)	neither the undersigned Holder nor any other recipient is an “affiliate” of Dycom Investments, Inc. as defined in Rule 405 promulgated under the Securities Act or, if the Holder or such recipient is an affiliate, that the Holder or such recipient will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

(d)	if the undersigned is a broker-dealer, it has not entered into any arrangement or understanding with Dycom Investments, Inc. or any “affiliate” of Dycom Investments, Inc. as defined in Rule 405 promulgated under the Securities Act to distribute the exchange notes;

(e)	if the undersigned is a broker-dealer, the undersigned further represents and warrants that, if it will receive exchange notes for its own account in exchange for unregistered notes that were acquired as a result of market-making activities or other trading activities, the undersigned will deliver a prospectus meeting the requirements of the Securities Act (for which purposes, the delivery of the prospectus, as the same may be hereafter supplemented or amended, shall be sufficient) in connection with any resale of exchange notes received in the Exchange Offer (such a broker-dealer will not be deemed, solely by reason of such acknowledgment and prospectus delivery, to admit that it is an “underwriter” within the meaning of the Securities Act); and

(f)	the undersigned Holder is not acting on behalf of any person or entity that could not truthfully make these representations.

Very truly yours,

DYCOM INVESTMENTS, INC.

By:	/s/ H. Andrew DeFerrari
	Name:	H. Andrew DeFerrari
	Title:	Treasurer

DYCOM INDUSTRIES, INC.

By:	/s/ H. Andrew DeFerrari
	Name:	H. Andrew DeFerrari
	Title:	Senior Vice President and Chief Financial Officer

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